

December 15, 2017

VIA E-MAIL

Clifford R. Cone, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019

Re: NorthStar Real Estate Capital Income Fund-C (the "Trust")
        Registration Statement on Form N-2
        Filed November 16, 2017
        File Nos. 333-221611; 811-23310

Dear Mr. Cone:

Pursuant to Securities Act Release No. 33-6510 and in reliance upon the representations contained in your letter dated November 16, 2017, submitted concurrently with the registration statement referenced above, we performed a limited review of the Trust's registration statement. You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of its registration statement.

All page references are to the marked version of the N-2 that you provided. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement. Additionally, for convenience, we have generally organized our comments using headings, defined terms and page numbers found in the registration statement.

Registration Statement

Prospectus

Unlisted Closed-End Fund (outside front cover)

1. The penultimate bullet states that, although during the Offering Period, Shares will be subject to the accrual of the distribution and servicing fee, such fees will not be paid during the Offering Period. It further states that distributions paid with respect to all Shares will be reduced by the amount of distribution and servicing fees. Please expand the bullet disclosure to clarify that the amounts by which the Share distributions will be reduced also include the distribution and servicing fees that were accrued but not paid during the Offering Period.

<u>Pricing Table</u> (outside front cover)

2. In the paragraph appearing after footnote (2), please add a cross-reference to the "Plan of Distribution" section of the prospectus, accompanied by a statement that the Plan of Distribution section of the prospectus includes a discussion of the fees and expenses that will be payable to persons participating in the distribution of the Shares.

3. Please confirm in your response letter that all of the information appearing on the outside front cover will be presented in at least 10-point type.

<u>Summary of Fees and Expenses</u> (page 24)

4. Footnote (2) indicates that the presentation of annual expenses as a percentage of average net assets attributable to Shares is based on the assumption that, among other things, the Trust raises $100 million of proceeds in this offering during the following twelve months. In your response letter, please indicate the basis for selecting that particular level of assets under management; that is, why it is appropriate to assume that the Trust will be able to attract that particular level of investment during the first 12 months of the continuous offering of its shares.

5. Footnote (6) indicates that, although during the Offering Period, Shares will be subject to the accrual of the distribution and servicing fee at a rate of 1.0% of the NAV, the fee will not be payable until after the completion of the Offering Period. It further states that, although the distribution and servicing fee will not be paid until after the completion of the Offering Period, the Trust will accrue such fee during the Offering Period, with an estimated eight year payout period thereafter, resulting in an annual accrual rate of 0.89% of NAV. We note that the amount of the "Distribution and servicing fee" presented in the fee table line item is 0.89%. However, since the amount of the distribution and servicing fee that is attributable to Shares is 1.0% of the NAV, it appears that the fee table should present the distribution and servicing fee as 1.0%, rather than 0.89%. Please revise.

<u>Market Overview and Opportunity</u> (page 35)

6. Please update the charts and graphs presented in the prospectus to include the most recent information that is made available by the various sources cited.

<u>Risk Factors</u> (page 56)

7. Expand the lead-in paragraph to make clear that the Risk Factors section nonetheless describes the principal risk factors associated with investment in the Trust specifically, as well as those factors generally associated with investment in a Trust with investment objectives, investment policies, capital structure or trading markets similar to the Trust's. *See* Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

<u>The Advisor will face conflicts of interest relating to performing services…</u> (page 91)

8. The third paragraph states that the investment allocation policy of the Advisor and its affiliates applies to investment opportunities that are sourced by "associated persons" of the Advisor or its affiliates, collectively referred to as the "Included Persons." Please expand the disclosure to clarify who will be deemed to be associated persons of the Advisor or its affiliates for purposes of the definition of "Included Persons."

<u>Financial Statements</u>

9. Please clarify the disclosure going forward within the financial statements to identify by name the affiliate of Colony NorthStar that is a party to the Expense Support Agreement, Distribution Support Agreement, and seed capital funding.

<u>Closing</u>

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added.

Response to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

In closing, we remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore
Dominic Minore
Senior Counsel